1)       Name of Reporting                       Pioneer
         Person                                  Investment
                                                 Management Inc.
         IRS Identification                      13-1961193
         No. of Above                             (a/k/a/ Pioneering
                                                 Management Corp.)

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)  X

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)  Sole Voting       972600
         Shares                                  Power
         Beneficially Owned                      (6)  Shared Voting     0
                                                 Power
         by Each Reporting
         Person With                             (7)  Sole Dispositive  972600
                                                       Power

                                                 (8)  Shared            0
                                                 Dispositive
                                                        Power

9)       Aggregate Amount Beneficially           972600
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     6.67%

12)      Type of Reporting
         Person (See Instructions)               IA

Item 1(a)         Name of Issuer.

                  ROUGE INDUSTRIES, INC.

Item 1(b)         Address of Issuer's Principal Executive Office's

                  Mr.Gary P. LatendresseChief Financial Officer
                  ROUGE INDUSTRIES, INC.
                  3001 Miller Road
                  Dearborn,  MI   481211639

Item 2(a)         Name of Person Filing.

                  Pioneer Investment Management, Inc. a/k/a/
                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

                  State of Delaware
                  Pioneer Investment Management a/k/a
                  Pioneering Management Corporation

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  779088103

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (d) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)        Amount Beneficially Owned                                     972600

(b)        Percent of Class                                              6.67%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             972600

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    972600

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.



                  April 10, 2000
                  Date




                  /s/Robert P. Nault
                  Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title